December 2, 2025

VIA E-MAIL

Richard Morris
General Counsel - ProShare Advisors LLC
7272 Wisconsin Avenue, 21st Floor
Bethesda, Maryland 20814

       Re:      ProShares Trust
                Post-Effective Amendments on Form N-1A
                File Nos. 333-89822, 811-21114

Dear Mr. Morris:

        We write to express concern regarding the registration of exchange-traded funds that seek to provide more than 200% (2x) leveraged exposure to underlying indices or securities. On
October 6-7, 2025, and October 14, 2025, ProShares Trust filed post-effective amendments on
Form N-1A to add the series referenced in Appendix A attached hereto.

        We will not perform a substantive review of these filings referenced in Appendix A until the issues raised in this letter are addressed. Further, we request that in your response letter you undertake to delay the effectiveness of the filings until these issues are resolved.

Rule 18f-4 under the Investment Company Act of 1940

        Rule 18f-4 limits fund leverage risk by requiring that an open-end fund s Value-at-Risk
(VaR) does not exceed 200% of the VaR of a designated reference portfolio. 1
The fund   s
designated reference portfolio provides the unleveraged baseline against which to compare the
fund   s leveraged portfolio for purposes of identifying the fund   s leverage
risk under the rule.
Accordingly, in defining the term    designated reference portfolio,    rule
18f-4 provides that, if


1
       Rule 18f-4(c)(2). In circumstances not relevant here, a fund can satisfy a different test in the rule based on absolute VaR, rather than relative VaR.
 Richard Morris
General Counsel - ProShare Advisors LLC
Page 2 of 4

the fund   s investment objective and strategy is to track the performance
(including a leverage
multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio. 2 As the Commission observed in adopting this requirement, where a fund tracks an index, that index will provide the most appropriate reference portfolio for a relative VaR test.

          Each fund in the registrant   s fund complex identified in Appendix A
has an objective and
strategy to track the performance, including a leverage multiple or inverse multiple, of an unleveraged index because each fund seeks to provide a leverage or inverse multiple of the return of one or more specific securities. Each fund therefore must use the security or securities
that it tracks (collectively, the fund   s    reference assets   ) as the fund
 s designated reference
portfolio for purposes of the VaR test required by rule 18f-4. Whether the fund identifies the securities (or security) it tracks by their individual names or as an index does not change this conclusion.

        Because each of these funds has an objective and strategy to provide a leverage multiple
or inverse multiple of the return of the fund   s reference assets, each fund
s reference assets
provide the precise representation of the fund   s unleveraged portfolio and
therefore the
appropriate baseline to calculate the fund   s leverage risk under the rule.
Accordingly, we
question how the fund   s derivatives risk manager could reasonably determine
to use a baseline
other than the reference assets and how the funds    directors, as fiduciaries,
would be satisfied
with the manager   s choice.

                                                   *   *    *

        We request the registrant revise its objective and strategy to be consistent with rule 18f-4, as discussed above, or withdraw its filings. A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.


      Should you have any questions regarding this letter, please feel free to contact us at (202)
551-6921.

                                                                     Sincerely,

                                                                     Division
of Investment Management




2
       Rule 18f-4(a) (defining the term    Designated reference portfolio   ).
                                                   Appendix A

33 Act   Accession     Registrant   Filing Date     Series Names
333-     0001193125-   ProShares    10/6/2025       ProShares Daily Target 3x
MSTR
89822    25-232075     Trust                        ProShares Daily Target 3x
Bitcoin
                                                    ProShares Daily Target 3x
Ether
                                                    ProShares Daily Target 3x
Solana
                                                    ProShares Daily Target 3x
XRP
                                                    ProShares Daily Target 3x
AMD
                                                    ProShares Daily Target 3x
AMZN
                                                    ProShares Daily Target 3x
CRCL
                                                    ProShares Daily Target 3x
COIN
                                                    ProShares Daily Target 3x
GOOGL
                                                    ProShares Daily Target 3x
NVDA
                                                    ProShares Daily Target 3x
PLTR
                                                    ProShares Daily Target 3x
TSLA



333-     0001193125-   ProShares    10/7/2025       ProShares Daily Target 3x
Gold Miners
89822    25-233626     Trust                        ProShares Daily Target 3x
ORCL
                                                    ProShares Daily Target 3x
MSFT
                                                    ProShares Daily Target 3x
BABA
                                                    ProShares Daily Target 3x
HIMS
                                                    ProShares Daily Target 3x
TSM
                                                    ProShares Daily Target 3x
Junior Gold Miners
                                                    ProShares Daily Target 3x
BMNR
                                                    ProShares Daily Target 3x
SMCI
                                                    ProShares Daily Target 3x
CRWV
                                                    ProShares Daily Target 3x
AAPL
                                                    ProShares Daily Target 3x
HOOD
                                                    ProShares Daily Target 3x
META
                                                    ProShares Daily Target 3x
AVGO
 Richard Morris
General Counsel - ProShare Advisors LLC
Page 4 of 4

 333-    0001193125-   ProShares   10/14/2025   ProShares Daily Target 3x AI
Innovation and Technology
 89822   25-239165     Trust                    ProShares Daily Target 3x NYSE
FANG+
                                                ProShares Daily Target 3x Oil &
Gas Exploration & Production
                                                ProShares Daily Target 3x QQQ
Equal Weight
                                                ProShares Daily Target 3x
Semiconductors
                                                ProShares Daily Target 3x Crude
Oil
                                                ProShares Daily Target 3x
Natural Gas
                                                ProShares Daily Target 3x
Silver
                                                ProShares Daily Target 3x Gold
                                                ProShares Daily Target 3x
Brazil
                                                ProShares Daily Target 3x CSI
300 China A-Shares
                                                ProShares Daily Target 3x CSI
China Internet
                                                ProShares Daily Target 3x
Energy
                                                ProShares Daily Target 3x India
                                                ProShares Daily Target 3x
Machine Learning and Quantum
                                                Computing
                                                ProShares Daily Target 3x Mag7
                                                ProShares Daily Target 3x Mega
QQQ